

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2013

<u>Via E-Mail</u>
Ms. Victoria Young
Clutterbug Move Management, Inc.
President, Chief Executive Officer and Director
29 Church Street
South Orange, New Jersey 07079

> **Re: Clutterbug Move Management, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 14, 2013**
> **File No. 333-187248**

Dear Ms. Young:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that you are registering for resale a significant number of your outstanding shares held by non-affiliates. Due to the significant number of shares being registered and the fact that they were issued recently for nominal consideration, it appears that this may be an indirect primary offering by the company. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling shareholders as underwriters.

2. Please provide your analysis of why the registrant is not a shell company as defined in Rule 405 of Regulation C. We note your disclosure regarding your status as a development stage company under Risk Factors on page 4, Management's Discussion and Analysis on page 9 and in the Notes to Financial Statements on page F-7.

Prospectus Summary, page 1

3. Disclose whether the company, the officer and director, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

4. Disclose why the company is becoming a reporting company at this time in light of the following:

   - The company was only recently incorporated and has minimal business operations;
   - The company has limited revenues from operations, incurred a net loss for 2012 fiscal year and posts an overall net loss since date of inception, December 2010, and its operations will not likely be sufficient to pay for the costs of being a reporting company;
   - The nominal proceeds from the sale of the shares being registered for resale are insufficient to pay for the costs of the registration of those shares;
   - The company's success depends on its sole officer and director, but the individual:
     - Has disclosed no experience in managing a public company that is a reporting company with the Securities and Exchange Commission;
     - Has no meaningful accounting or financial reporting education or experience;
     - Has devoted only part-time status to the company to date; and
     - Has no professional relationships in your target markets
   - The company's common stock has no market and may or may not become quoted on the over-the-counter market which will limit the selling shareholders' ability to sell their shares and will also limit the company's ability to raise funds through equity financings or to use its shares as consideration (as disclosed on page 6);
   - The company's common stock will likely be a penny stock (as disclosed on page 6).

5. We note inconsistent disclosure with respect to your election under Section 107(b) of the Jumpstart Our Business Startups Act ("JOBS Act") on pages 1 and 5. Since you qualify as an "emerging growth company" as defined in the JOBS Act, please state your election under Section 107(b):

- If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; <u>or</u>

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

6. Please revise your disclosure here and throughout the prospectus to reflect your current operations and stage of development. Delineate what is merely aspirational and explain the time line and cost for attaining your business goals. For example, you refer to "our team" and then disclose a list of services. Clarify that the company consists of one individual and explain what services you have actually provided to date.

<u>Risk Factors, page 3</u>

<u>General</u>

7. Please tailor your risk factor disclosure to discuss the material risks related to the company's specific business and stage of development. For example, discuss significant factors that affect the company's personalized moving assistance and organization support services for its clients and the resulting risks to the company and investors. As another example, identify and explain the risks associated with establishing and maintaining your target market and the impact on the company if it is unable to do so. Furthermore, since the company's sole employee is the executive officer and director, please discuss the risks associated with the lack of personnel to perform the company's services, supervise the business operations, and manage client services.

8. Please revise your risk disclosure on pages 3 and 4 regarding management's lack of experience to discuss management's lack of experience in managing a public company that is a reporting company with the Securities and Exchange Commission, subject to U.S. securities law, and preparing financial statements according to U.S. GAAP. Moreover, please disclose if management lacks meaningful accounting or financial reporting education or experience.

We are dependent upon key personnel for the foreseeable future, page 4

9. Please revise this risk factor to identify your key executive, Victoria Young, is the company's sole employee, is currently employed elsewhere and may work up to 30 hours per week for the company.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations that affect public companies..., page 4

10. Quantify the anticipated increase in expense that will result from becoming a reporting company. In addition, explain how becoming a reporting company will affect officer compensation.

Our common stock is considered a penny stock…, page 6

11. Please revise to include reference to the "penny stock" term definition in Section 3(a)(51) of the Securities Exchange Act of 1934.

Determination of Offering Price, page 7

12. Please remove any reference to "listing" on the over-the-counter bulletin board here and elsewhere in the prospectus (e.g. Plan of Distribution, page 22). The OTCBB is not an issuer listing service, market or exchange, and there is no business relationship between the OTCBB and the issuer. Disclose that it is a market maker who may apply to quote your shares. Explain how the company's stock would become eligible and remain eligible by a market maker.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 9

Plan of Operation

13. We note you principally focus services to the elderly seeking a transition to a new location throughout your local network. Please discuss what you mean by "local network" and explain the extent of the company's market. Disclose where you have already provided services. Also, describe the scope of the communities where the company plans to extend services. For example, these communities may be local, only New Jersey or New York or some combination thereof, regional or national.

14. Please revise to explain how you plan to generate revenue by entering into strategic agreements with industry participants and service providers in your region. For your operations, disclose the associated costs, benefits and effects of a strategic agreement. Also, identify industry participants and service providers and describe your region of operation.

15. Please disclose your plans for meeting your operating costs for 12 months from November 30, 2012, as well as those to be incurred in the offering. We note that you disclose that the proceeds from a private placement of $7,500 completed during the year ended November 30, 2012 will be used to pay operating and business development expenses, pay other expenses and marketing of your moving services, and for general working capital, but these funds do not appear sufficient to meet those requirements as well as the $15,000 estimated costs of this offering and the $25,000 annual salary of your President.

Going Concern, page 9

16. Please describe the current steps to obtain additional funding to assist the company to continue as a going concern.

Results of Operations, page 10

Revenue

17. Please explain what services were provided and how many clients or engagements are responsible for the revenues generated in each period.

18. We note the company plans to generate revenue primarily by performing business operations in your local area. Please describe this market and any known trends or uncertainties that have had or that the company reasonably expects will have a material favorable or unfavorable impact on net sales, revenues, or income from continuing operations.

Operating Expenses, page 10

19. We note that your marketing efforts will impact your future results of operations and the reduction in such efforts in 2012 resulted in a significant decrease in revenues. Please separately disclose the amount of your marketing expenses. In addition, discuss why you reduced your marketing efforts in 2012 and whether you expect this trend to continue or change and the reasons why.

Liquidity and Capital Resources, page 11

20. Revise to describe the company's material commitments and anticipated source of funds to fulfill such commitments. Moreover, considering your available cash relative to accrued expenses, financial commitments, and lack of an established credit line, please quantify the amount of financing needed to fund continuing operations. Refer to Item 303(a)(2) of Regulation S-K.

Critical Accounting Policies and Estimates, page 11

Revenue Recognition, page 12

27. Please delete the last sentence. It appears your disclosure is for an unrelated industry.

Our Business, page 13

21. Please revise to clarify and specifically articulate which services and in which markets you plan to engage business operations. For example, we note you describe the focus of the company as helping the elderly transition to a new living space by providing personalized moving assistance and support. However we also note, you provide physical and emotional assistance needed to make living transitions and relocations by including a list of services designed to facilitate a client's move. Revise to distinguish between services for which the company charges clients and services which are incidental and in support of operations. This discussion should resolve the ambiguity between disclosure under Overview and Operation.

22. Please provide more detailed disclosure about your current and planned business operations, such as the following:

- Discuss how the company has and will conduct moving assistance and operations, for example:
  o Who performs the different services;
  o How the company has and will perform moving, packing and unpacking, and delivery operations;
  o How the company actually performs the transition from a prior residence to a new residence, storage or other location;
  o If applicable, whether the company must acquire and furnish waivers or releases, to move a client's personal belongings to a new residence, storage or other location;
  o Potential liability or insurance implications for handling, transporting, and delivering a client's belongings;
  o Responsibility to perform background checks in the event it must hire movers

- Discus how the company will distribute its services. For example, explain who the company designates or hires from outside to perform business operations – drafting a client plan, sorting possessions, organizing sales, packing and unpacking possessions, transferring to storage, delivering to new residence.

Facilities, page 14

23. We note you maintain a principal executive office at a location where you do not have a lease agreement and you are permitted to use the property at no cost. Please briefly explain the arrangement that permits the company to use this location. Please refer to Item 102 of Regulation S-K.

Competition

24. Your disclosure indicates you compete with other moving services for sales. Please supplement your disclosure to discuss competitors operating in the transitional moving industry in your particular markets and your relative competitive position. For guidance, refer to Item 101(h)(4)(iv) of Regulation S-K.

Regulations

25. Please revise to disclose or explain the need for any government approval or licensing requirements to conduct your business, specifically moving operations. For guidance, refer to Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

Management, page 15

26. Revise this section to provide all of the information required by Item 401 of Regulation S-K. Among other material information, please disclose the term of office, the names of relevant employers over the past five years and specific qualifications, experiences, attributes, skills, or other professional competency that led to the determination that the individual should serve as a director. Notably, refer to Item 401(a), 401(b) and 401(e) of Regulation S-K.

Employment Agreements, page 17

27. We note Ms. Young's employment agreement, filed as Exhibit 10.1, discloses a minimum base salary per annum of $15,000 under Section 2.1; however, you disclose in Note 5 to the financial statements that she is to be paid $25,000 per annum. Please reconcile this discrepancy in the disclosure. Also disclose in a footnote to the Summary Compensation Table on page 16 that the amount shown in the Salary column is the amount of salary accrued but not paid and explain how the amount was determined.

Financial Statements, page 24

Auditor's Opinion, page F-2

28. The last paragraph references the Company has not yet received revenue from the sale of its products or services as part of the explanation in the going concern explanatory

paragraph which is not correct. We note the Company has recognized revenue from services of approximately $9,000 since inception. Please revise or advise.

Note 4, Stockholder's Equity, page F-12

29. On February 1, 2012, we note that you fair valued the 8 million shares of common stock issued to your founder for services rendered at $0.001 per share, but you fair valued the 200,000 shares of common stock issued to a third-party for services rendered at $0.0024 per share. It appears to us that the compensation expense for the 8 million shares issued should be based on $0.0024 per share pursuant to ASC 718. Please revise or advise.

Recent Sales of Unregistered Securities, page 27

30. We note that you issued 400,000 shares to two consultants in February 2012 for services rendered. Please disclose the nature and value of the services provided by each of the consultants.

31. Please revise to correct or explain the inconsistency between the disclosure on page 27 that you sold 750,000 shares to 30 accredited investors from February to August 2012 and the disclosure in Section 14 of the Form D filed on March 13, 2013 that you sold shares to 30 non-accredited investors.

Exhibit 5.1 – Opinion of Naccarato & Associates

32. Please have counsel revise its opinion to opine on the legality of the shares being registered for resale by the selling shareholders. Counsel's opinion currently addresses an offering of shares by the company rather than by the selling shareholders. Refer to Section II.B.2.h. of Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal.shtml.

33. Please have counsel revise its opinion to remove any language that suggests that counsel does not have the requisite expertise to opine on the legality of the shares under Nevada law. Refer to Section II.B.3.b. of Staff Legal Bulletin No. 19 (CF).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-Mail
        Owen Naccarato, Esq.
        Naccarato & Associates